FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

7 June 2012

HSBC AGREES SALE OF
EQUITIES BROKING BUSINESS IN GREECE

HSBC Bank plc ('HSBC'), a wholly-owned subsidiary of HSBC Holdings plc, has entered into an agreement to sell HSBC Securities S.A, its equities broking business in Greece ('HSBC Securities' or the 'Business'), to a group of investors led by Mr Nikos Pantelakis, the current managing director of HSBC Securities. The Business had gross assets of approximately €35.8m at 30 April 2012.

HSBC Securities provides equity broking services for Greek equities and derivatives to domestic and foreign institutional clients, domestic retail clients and to HSBC's institutional clients. Following completion of the sale it is intended that the Business will continue to be one of HSBC's preferred brokers in Greece for its institutional clients' needs.

The sale represents further progress in the execution of the Group's strategy.

The transaction is subject to certain conditions including regulatory and other approvals and is expected to complete in the third
quarter of 2012.

Media enquiries to Tonia Petrovits on +30 210 6961191 or at tonia.petrovits@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 7,200 offices in over 80 countries and territories in Europe, the Asia-Pacific region, North and Latin America, and the Middle East and North Africa. With assets of US$2,637bn at 31 March 2012, the HSBC Group is one of the world's largest banking and financial services organisations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                            Date: 07 June 2012